Ronald H. Friesen
Senior Vice President and
  Chief Financial Officer

Sun Life Assurance
Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, MA 02481-5699

p. 781-416-3901
ronald.friesen@sunlife.com

August 20, 2007

VIA EDGAR and Facsimile

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Division of Corporation Finance, Mail Stop 6010
Washington, D.C. 20549

Re:           Sun Life Assurance Company of Canada (U.S.)
Form 10-K for the Fiscal year Ended December 31, 2006
Filed March 28, 2007
File No. 333-82824

Dear Mr. Rosenberg,

This letter responds to your letter dated July 13, 2007 regarding the SEC’s staff’s comment on the Form 10-K for the fiscal year ended December 31, 2006 for Sun Life Assurance Company of Canada (U.S.) (the “Company”).  As an indirect, wholly-owned subsidiary of Sun Life Financial Inc. (“SLF”), a Canadian publicly traded reporting company under the Securities Exchange Act of 1934, the Company files periodic reports in the reduced disclosure format.  We appreciate the opportunity to review the Company’s disclosure with the SEC’s staff and, for ease of reference, have reproduced the staff’s comment below, followed by our response.

Comment

1.
It appears that the other than temporary impairment on your investments during the three years ended 2006 have significantly affected your income for the periods then ended.  Since you continue to have significant unrealized losses as of December 31, 2006, please provide us the following information in a disclosure type format:

a.	Describe the circumstances giving rise to the loss.
b.	Describe whether, and how, those circumstances impact other material investments held.
c.	Explain why you believe that the fair value will increase enough to recover your cost.
d.	Disclose the following as it relates to the securities with an unrealized loss:
i.
Describe the risks and uncertainties inherent in the assessment methodology, including the impact on future earnings and financial position should management later conclude the decline is other-than-temporary.

ii.	Disclose the percentage of fair value of securities and unrealized losses that are non-investment grade or securities that are not rated.
iii.	Identify the type, carrying value and unrealized loss of material underwater securities.
iv.	For securities that you sold during the year at a loss, disclose:
a.	The amount of loss recorded and the fair value at the sales date,
b.	Facts and circumstances giving rise to the loss and the sale,
c.	The period of time that the security had been continuously in an unrealized loss position; and
d.	Why that sale doesn’t contradict your assertion regarding your ability and intent to hold securities with unrealized losses until they mature or recover in value, if and as applicable.

In addition, please supplementally quantify for us the gross unrealized losses as of March 31, 2007.  If this balance is material, provide the above discussion as of March 31, 2007 to the extent it has changed from December 31, 2006.

Response

Overview of the Company’s Investment Holdings and Portfolio Monitoring
Processes

At December 31, 2006, the Company held $23.6 billion in invested assets and cash.  Of this balance, $17.5 billion was invested in fixed-maturity securities designated as either available-for-sale ($13.6 billion) or trading ($3.9 billion).  Of the $13.6 billion of available-for-sale fixed maturities, securities with a fair value of $7.1 billion were in an unrealized loss position totaling $186.9 million.  At December 31, 2006, 97.9% of securities in an unrealized loss position, based on fair value, were securities with fair value to amortized cost percentages of greater than or equal to 90%.  The total unrealized loss position for such securities was $163.4 million.

        Sun Life Assurance Company of Canada (U.S.)

        is a member of the Sun Life Financial group of companies.

        www.sunlife-usa.com

        Jim B. Rosenberg

        August 20, 2007

        Page

In the available-for-sale fixed maturity portfolio, securities with a fair value of $533.5 million, representing 2.3% of the total invested asset balance, were comprised of below-investment-grade or not-rated securities.  Of the total of the securities that were below-investment-grade or not-rated at December 31, 2006, securities with a fair value of $333.2 million, representing 1.4% of the total invested asset balance, were in an unrealized loss position that totaled $18.1 million.  At December 31, 2006, 88.7% of these securities in an unrealized loss position, based on fair value, were securities with fair value to amortized cost percentages of greater than or equal to 90%.

The Company’s portfolio monitoring process is designed to identify securities that may be other-than-temporarily impaired.  The Company has a Credit Committee comprised of professionals from the investment and accounting functions that meets at least quarterly to review individual issues or issuers that may be of concern.  The process involves a quarterly screening of all impaired securities to identify those securities whose fair value to amortized cost percentages have been less than 80% for an extended period of time.  Additionally, during the fourth quarter of 2006, the Company screened all sales transactions which generated realized losses in excess of $1.5 million and 10% of amortized cost in order to identify identical securities or issuers which the Company continues to hold.  Discrete credit events, such as a ratings downgrade, are also used to identify securities that may be other-than-temporarily impaired.  The securities identified are then evaluated based on issuer-specific facts and circumstances, such as the issuer’s ability to meet current and future interest and principal payments, an evaluation of the issuer’s financial condition and its near term recovery prospects, difficulties being experienced by an issuer’s parent or affiliate, and management’s assessment of the outlook for the issuer’s sector.  Based on this evaluation, issues or issuers are considered for inclusion on one of the Company’s following credit lists:

“Monitor List”- Management has concluded that the fair value will increase enough to recover the Company’s amortized cost but that changes in issuer-specific facts and circumstances require monitoring on a quarterly basis.  As of December 31, 2006, securities with an amortized cost of $84.4 million and a fair value of $75.6 million were included on the Company’s Monitor List.

“Watch List”- Management has concluded that the fair value will increase enough to recover the Company’s amortized cost but that changes in issuer-specific facts and circumstances require continued monitoring during the quarter.  As of December 31, 2006, securities with an amortized cost of $74.2 million and a fair value of $72.2 million were included on the Company’s Watch List.  A security is moved from the Monitor List to the Watch List when changes in issuer-specific facts and circumstances increase the possibility that a security may become impaired within the next 24 months.

“Impaired List”- Management has concluded that the fair value will not increase enough to recover the Company’s amortized cost and an other-than-temporary-impairment charge is recorded to income or the security is sold and a realized loss is recorded as a charge to income.  For the year ended December 31, 2006, other-than-temporary impairments of $6.3 million were recorded as a charge to income.

At each balance sheet date, management also evaluates securities in an unrealized loss position and determines whether the Company has the intent and ability to hold the securities until recovery.  If events or circumstances change, such as unexpected changes in the creditworthiness of the issuer, unanticipated changes in interest rates and/or credit spreads, changes in tax laws or accounting rules, changes in statutory capital requirements, or greater than expected liquidity needs, management will reconsider whether the Company has the intent and ability to hold a security until recovery.  If subsequent to the balance sheet date and due to an unexpected change in circumstances, the Company determines that it no longer intends to hold a security until recovery, a loss is recognized in net income in the period in which the intent to hold to recovery no longer exists, either through an other-than-temporary impairment or from the sale of the security.

There are inherent risks and uncertainties in management’s evaluation of securities for other-than-temporary impairment.  These risks and uncertainties include factors both external and internal to the Company, such as general economic conditions, an issuer’s financial condition or near-term recovery prospects, market interest rates, unforeseen events which affect one or more issuers or industry sectors, and portfolio management parameters, including asset mix, interest rate risk, portfolio diversification, duration matching, and greater than expected liquidity needs.  All of these factors could impact management’s evaluation of securities for other-than-temporary impairment.

If, subsequent to December 31, 2006, management were to conclude that all securities included on the Company’s Watch List were other-than-temporarily impaired, the Company’s after-tax earnings in the subsequent period would decrease by $0.9 million, based on the fair value of such securities as of December 31, 2006.  If, subsequent to December 31, 2006, management were to conclude that all securities included on both the Company’s Watch and the Monitor Lists were other-than-temporarily impaired, then the Company’s after-tax earnings in the subsequent period would decrease by $3.9 million, based on the fair value of such securities as of December 31, 2006.  Because the Company has not classified any of its unaffiliated fixed maturity investments as held-to-maturity, a later conclusion that Watch and Monitor List securities are other-than-temporarily impaired would not result in any change to the Company’s Total Stockholder’s Equity, but would result in a reclassification from Accumulated Other Comprehensive Income to Retained Earnings in the Stockholder’s Equity section of the Balance Sheet, due to the impact to net income described above.

        Jim B. Rosenberg

        August 20, 2007

        Page

Unrealized Losses

The primary circumstances giving rise to the Company’s unrealized loss position at December 31, 2006 were changes in the market interest rates and changes in the credit condition of issuers or industry sectors.  Because the Company’s portfolio consists primarily of interest-sensitive assets, changes in market interest rates and credit spreads impact the fair value of the Company’s entire portfolio.

Because securities issued by the same issuer with different CUSIP numbers typically have different investment characteristics, such as secured or unsecured, shorter or longer maturities, or different interest rates, management’s analyses of unrealized and realized losses are performed at the CUSIP number level.  The Company also considers the credit condition of issuers at the entity level and considers various issues affecting an issuer collectively as facts and circumstances warrant.

The table below provides the detail of the three largest unrealized losses in the Company’s fixed maturity portfolio at December 31, 2006.  Management does not consider any of these unrealized losses to be material to the Company’s financial position at December 31, 2006.  Management's reasons for concluding that the fair value will increase enough to recover the Company’s amortized cost of these securities follow the table.

($ thousands)
Issue/Sector	Amortized Cost	Fair Values	Unrealized Loss

A. Consumer Cyclical	$ 20,354	$ 16,800	$ (3,554)
B. Consumer Cyclical	31,132	27,636	(3,496)
C. Consumer Cyclical	41,486	38,432	(3,054)

For all of the securities discussed below, based on the Company’s credit analysis, management does not believe that it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the investment.  Because the Company had and continues to have the intent and ability to hold these securities until recovery of fair value, which may be maturity, it did not consider these investments to be other-than-temporarily impaired at December 31, 2006.

Issue A. The unrealized loss on Issue A is primarily credit related as evidenced by rating agency downgrades from the date of the Company’s purchase (April 2005) to December 31, 2006.  The issuer is a tier 1 automotive supplier and its products, which include light truck platforms, maintain a number one or number two market position.  The issuer’s management is focused on improving earnings and productivity through various initiatives.  Looking ahead, greater geographic and customer diversification, and lower launch costs and savings from restructuring initiatives should lead to an improvement in cash flow and earnings over the next 18 months. The issue is currently rated B3/B-.

Issue B.  The unrealized loss on Issue B is primarily due to changes in the credit rating of the issue as evidenced by rating downgrades from the dates of the Company’s purchase (June 2004 and September 2006) to December 31, 2006.  A large casino company, the issuer has strong cash flows and the issue currently has an investment grade rating of Baa3/BB.

Issue C.  The unrealized loss on Issue C is primarily due to changes in market interest rates and credit concerns in the issuer’s industry sector, the U.S. homebuilding market.  The issuer is a major homebuilder focused on the luxury market with a strong balance sheet.  The issue currently has an investment grade rating of Baa3/BBB-, which has not changed since the dates of purchase (June and August 2004).

Realized Losses

The sales of securities in 2006 that were in an unrealized loss position were primarily due to the following factors:

•
The occurrence of a discrete credit event that resulted in an unexpected decline in the creditworthiness of the issuer and a decline in the fair value of the security.  As part of the Company’s other-than-temporary-impairment review process, management considers the impact of a credit event on all the securities held by the Company that were issued by the issuer.

•
A response to anticipated changes in National Association of Insurance Commissioners (NAIC) guidelines applicable to the Company, and changes in Canadian accounting rules applicable to the Company’s ultimate parent, SLF.

•
A combination of lower than projected fixed annuity and fixed index annuity sales, coupled with greater than projected redemptions for these products, which resulted in liquidity needs in these two product segments of approximately $1.1 billion greater than that expected at the end of 2005.  Management responded to this unanticipated liquidity need by selling certain securities that were in an unrealized gain position and by reconsidering the Company’s intent to hold certain securities that were in an unrealized loss position until recovery and selling them at a loss.  The objective of these sales was to keep the portfolio optimally balanced and diversified with respect to asset mix, interest rate risk, yield, duration, and credit quality.

During the year ended December 31, 2006, the Company recorded realized losses totaling $92.3 million.  These losses resulted from the sale of securities with an aggregate fair value of $2.7 billion.  The average percentage of selling price to amortized cost was 96.4%.

The table below provides the detail of the three largest losses realized by the Company on the sale of securities during the year ended December 31, 2006. $42.2 million of the realized losses were generated by individual losses of $0.5 million or less.  A summary of the facts and circumstances leading to the three largest realized losses follows the table.

($ thousands)
Issue/Sector	Months in Unrealized Loss Position	Amortized Cost at date of sale	Fair Value At date of sale	Realized Loss

A. Banking	8	$ 54,697	$ 50,515	$ (4,182)
B. U.S Treasury & Guarantees	1	54,761	51,707	(3,054)
C. Consumer Cyclical	19	21,118	18,185	(2.933)

Issue A. Issue A was primarily held in the Company’s product segment portfolios backing fixed annuity and fixed index annuity liabilities.  As of December 31, 2005, the Company had the ability and intent to hold the security until recovery.  During 2006, the following two events caused management to reconsider the Company’s intent to hold this security to recovery: a) the NAIC formed a committee to review the amount of capital that insurance companies would be required to hold for securities of this nature, causing uncertainty with regard to the capital efficiency of these securities; and b) there was a greater than expected liquidity requirement driven by significantly higher than projected net redemptions in the Company’s fixed annuity product segments.  In response to these events, the Company reconsidered its intent to hold this security until recovery and sold it.  Management’s desire to keep the portfolio optimally balanced and diversified with respect to asset mix, interest rate risk, yield, duration and credit quality was factored into its decision to reconsider the Company’s intent to hold this security until recovery.

Issue B.  Issue B is a U.S. Treasury security, the majority of which was purchased in the fourth quarter of 2005 and in the first quarter of 2006.  Changes in market interest rates caused the security to go into an unrealized loss position.  In response to certain changes in Canadian accounting rules effective January 1, 2007, the Company’s ultimate parent, SLF, modified its capital planning strategy.  Based on this modified capital strategy, management reconsidered the Company’s intent to hold this security until recovery and sold it during the second quarter of 2006 as interest rates increased.

Issue C.  Issue C was held across most of the Company’s product segment portfolios backing annuity liabilities.  As of December 31, 2005, the Company had the ability and intent to hold the security until recovery.  During the second quarter of 2006, in response to a reduction in the credit rating of Issuer C, management reconsidered the Company’s intent to hold Issue C securities to recovery and sold them.

At December 31, 2005, at all times during 2006, and at December 31, 2006, the Company had the ability to hold all of its securities in an unrealized loss position until recovery given that there were sufficient available-for-sale securities in a net unrealized gain position to provide for the Company’s actual liquidity requirements.  Throughout the 2006 fiscal year, the Company reconsidered its intent to hold certain securities in unrealized loss positions in response to unexpected and significant changes in facts and circumstances such as issuer-specific credit events, changes in NAIC and Canadian accounting rules, and greater than expected net redemptions in the Company’s fixed annuity product segments, which drove significantly higher than expected portfolio liquidity needs.  If management’s response to these unexpected and significant changes in facts and circumstances were limited to selling only securities that were in an unrealized gain position, the result would have been to create imbalances in the portfolio with respect to asset mix, interest rate risk, yield, duration, and credit quality.  The decision to sell a security that was in an unrealized loss position was the result of management’s reconsideration of current events and circumstances.  None of these sales contradicted the Company’s previous assertions regarding its intent to hold the securities with unrealized losses until they recovered in value.

Supplemental March 31, 2007 Information

The following table provides the fair value and gross unrealized losses of the Company’s available-for-sale fixed maturity investments, which were deemed to be temporarily impaired, aggregated by investment category, industry sector and length of time that the individual securities had been in an unrealized loss position at March 31, 2007 (in $ thousands):

	Less Than Twelve Months		Twelve Months Or More		Total
Corporate Securities
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Basic Industry	$ 43,703	$ (444)	$ 41,217	$ (2,600)	$ 84,920	$ (3,044)
Capital Goods	118,696	(1,616)	46,495	(2,221)	165,191	(3,837)
Communications	161,199	(2,004)	275,130	(14,747)	436,329	(16,751)
Consumer Cyclical	134,306	(3,048)	535,712	(26,313)	670,018	(29,361)
Consumer Noncyclical	66,208	(576)	41,367	(1,565)	107,575	(2,141)
Energy	51,764	(1,111)	59,672	(2,152)	111,436	(3,263)
Finance	633,458	(7,332)	811,038	(23,524)	1,444,496	(30,856)
Industrial Other	10,075	(14)	10,508	(480)	20,583	(494)
Technology	2,466	(11)	13,249	(751)	15,715	(762)
Transportation	24,841	(871)	108,471	(6,389)	133,312	(7,260)
Utilities	151,690	(1,212)	453,774	(12,100)	605,464	(13,312)

Total Corporate	1,398,406	(18,239)	2,396,633	(92,842)	3,795,039	(111,081)

        Jim B. Rosenberg

        August 20, 2007

        Page

	Less Than Twelve Months		Twelve Months Or More		Total
Non-Corporate
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Asset Backed and Mortgage Backed Securities	906,840	(8,108)	1,808,738	(45,463)	2,715,578	(53,571)
Foreign Government & Agency Securities	-	-	11,862	(193)	11,862	(193)
U.S. Treasury & Agency Securities	51,623	(429)	69,537	(1,215)	121,160	(1,644)

Total Non-Corporate	958,463	(8,537)	1,890,137	(46,871)	2,848,600	(55,408)

Grand Total	$2,356,869	$(26,776)	$4,286,770	$(139,713)	$6,643,639	$ (166,489)

As with the Company’s December 31, 2006 unrealized loss position which totaled $186.9 million, the March 31, 2007 unrealized loss position of $166.5 million was primarily attributable to changes in market interest rates from the dates that the individual securities were purchased. At March 31, 2007, 98.1% of these securities in an unrealized loss position, based on fair value, were securities with fair value to amortized cost percentages of greater than or equal to 90%.  There were no material changes in the Company’s unrealized loss positions from December 31, 2006 to March 31, 2007.

At March 31, 2007, in the Company’s available-for-sale fixed maturity portfolio, securities with a fair value of $481.2 million representing 2.1% of the total invested asset balance, were comprised of below-investment-grade or not rated securities.  Of the total of securities that were below-investment-grade or not rated at March 31, 2007, securities with a fair value of $291.8 million, representing 1.3% of total invested assets, were in an unrealized loss position totaling $14.2 million.  At March 31, 2007, 81.6% of such securities in an unrealized loss position, based on fair value, were securities with fair value to amortized cost percentages of greater than or equal to 90%.

*****

We hope that this information is helpful and responsive to the staff’s inquiry.  We would be pleased to provide additional information and are also available to discuss our response with the staff in more detail.

        Jim B. Rosenberg

        August 20, 2007

        Page

In connection with this response, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes in disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, or would like any additional information, please call me at (781) 416-3901.

Sincerely,

/s/ Ronald H. Friesen

Ronald H. Friesen
Senior Vice President and
Chief Financial Officer

cc: Robert C. Salipante